EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Significant Subsidiaries

Company	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by Registrant	Number of US subsidiaries	Number of Non-US subsidiaries

Omnicom Capital Inc	Connecticut	100%	0	0
Omnicom Finance Inc	Delaware	100%	0	0
Omnicom Europe Limited.	United Kingdom	100%	2	393
Omnicom Holdings Inc	Delaware	100%	4	1
BBDO Worldwide Inc	New York	100%	16	366
DDB Worldwide Communications Group, Inc	New York	100%	15	231
TBWA Worldwide Inc	New York	100%	18	223
DAS Holdings Inc	Delaware	100%	51	10
Omnicom Media Group Holdings Inc	Delaware	100%	8	15
Fleishman-Hillard Inc	Delaware	100%	12	5
Ketchum Inc	Delaware	100%	2	3
InterOne Marketing Group, Inc	Michigan	100%	1	2
Bernard Hodes Group, Inc	Delaware	100%	0	0
Rapp Partnership Holdings Inc	Delaware	100%	6	0
Cline, Davis & Mann, Inc	New York	100%	3	1
Zimmerman and Partners Advertising	Delaware	100%	8	0